ELEVENTH AMENDMENT TO THE
FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
ESSEX PORTFOLIO, L.P.

Dated as of March 29, 2004

This Eleventh Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., as amended (as amended, the "Partnership Agreement"), dated as of the date shown above (the "Amendment"), is executed by Essex Property Trust, Inc., a Maryland corporation (the "General Partner"), as the General Partner and on behalf of the existing Limited Partners of Essex Portfolio, L.P. (the "Partnership") and any individuals to whom Series Z-1 Incentive Units are issued and who are admitted as Additional Limited Partners on or after the date of this Amendment in accordance with the terms of the Partnership Agreement and this Amendment.

RECITALS

WHEREAS, the Partnership was formed pursuant to the Partnership Agreement;

WHEREAS, the Partnership amended the Partnership Agreement in the Seventh Amendment to the Partnership Agreement (the "Seventh Amendment") to authorize the issuance of an aggregate amount of 400,000 Series Z-1 Incentive Units (the "Series Z-1 Incentive Units") of limited partnership interests in the Partnership with rights, terms and conditions as set forth in the Seventh Amendment;

WHEREAS, pursuant to the authority granted to the General Partner under the Partnership Agreement, the General Partner desires to amend the Partnership Agreement to provide that the Compensation Committee has the authority to determine the schedule of percentage increase in the Distribution Ratchet Percentage and the Conversion Ratchet Percentage for Series Z-1 Units at the time of issuance of the Series Z-1 Units so long as such schedule is no less favorable to the participating executives than the schedule set forth in the Limited Partnership Agreement immediately prior to such amendment.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the General Partner hereby amends the Partnership Agreement as follows:

1.   Definitions. Capitalized terms used herein, unless otherwise defined herein, shall have the same meanings as set forth in the Partnership Agreement.

2.   Amended Definitions.

        (a)   Section 1.1 of the Partnership Agreement is hereby amended to delete the definitions of "*Series Z-1 Conversion Ratchet Percentage*" and "*Series Z-1 Distribution Ratchet Percentage*" in their entirety and to substitute the following definitions in their place:

"*Series Z-1 Conversion Ratchet Percentage*" with respect to any Series Z-1 Incentive Unit (i) shall equal 0% on the date of authorization of issuance, or upon issuance, of such Series Z-1 Incentive Unit, (ii) shall increase by twenty (20) percentage points on January 1 of the first calendar year after the date of authorization of issuance, or upon issuance, of such Series Z-1 Incentive Unit, on which (x) the holder of such Series Z-1 Incentive Unit is an employee of the General Partner and/or the Partnership and/or any subsidiary or affiliate thereof as of such January 1, (y) the Actual FFO Per Share of the General Partner for the calendar year preceding such January 1 is greater than or equal to the Series Z-1 Target FFO for such year, and (z) the Series Z-1 Conversion Ratchet Percentage prior to such increase is less than 100%, and (iii) shall increase ten (10) percentage points on January 1 of every calendar year thereafter on which the conditions in clauses (x), (y) and (z) of the immediately preceding clause (ii) are met; provided, however, that (a) the Compensation Committee may authorize the issuance of, or issue, Series Z-1 Incentive Units with a different schedule of percentage increase in the Conversion Ratchet Percentage than set forth in clauses (i), (ii) and (iii) above and such schedule shall be set forth in a subscription agreement executed at the time of issuance of the Series Z-1 Incentive Unit; and provided, further that such schedule is no less favorable to the Series Z-1 Partners than the schedule set forth in clauses (i), (ii)and (iii) above; and (b) if the Compensation Committee determines that Actual FFO Per Share is no longer an appropriate corporate performance parameter for establishing management objectives or that the applicable target levels are no longer feasible in light of factors or circumstances outside of the Partnership's or the General Partner's control (such as general economic conditions, legal/regulatory changes, war or similar events), it may, in its reasonable good faith discretion without any consent or other action on the part of the Series Z-1 Partners or any other Partners of the Partnership, revise and amend the requirement in (y) above (and any definitions involved therein) to reflect one or more different or additional parameters, objectives or performance measures, so long as the Compensation Committee, in its reasonable good faith discretion, determines that the revised or amended clause (y) is, considered as a whole, comparable or more effective as a means for analyzing the performance of the Partnership and incentivizing the Series Z-1 Partners (it being understood that such amended or restated clause (y) shall not be more difficult to achieve than the present requirements of clause (y)).

"*Series Z-1 Distribution Ratchet Percentage*" with respect to any Series Z-1 Incentive Unit (i) shall equal 10% on the date of authorization of issuance, or upon issuance, of such Series Z-1 Incentive Unit, (ii) shall increase, on January 1 of the first calendar year after the date of issuance of such Series Z-1 Incentive Unit, to (a) twenty-five percent (25%) if the Series Z-1 Conversion Ratchet Percentage with respect to such Series Z-1 Incentive Units also increases to 20% percent, or (b) fifteen percent (15%) if the Series Z-1 Conversion Ratchet Percentage with respect to such Series Z-1 Incentive Units remains at 0%, (iii) shall increase, to the extent it has not already done so, to twenty-five percent (25%) at such time as such Series Z-1 Conversion Ratchet Percentage is equal to 20%, and (iv) after such time as the Conversion Ratchet Percentage with respect to such Series Z-1 Incentive Units is equal to or greater than 30%, the Series Z-1 Distribution Ratchet Percentage shall be equal to the Series Z-1 Conversion Ratchet Percentage with respect to such Series Z-1 Incentive Units; provided, however that the Compensation Committee may authorize the issuance of, or issue, Series Z-1 Incentive Units with a different schedule of percentage increase in the Distribution Ratchet Percentage than set forth in clauses (i), (ii) and (iii) above and such schedule shall be set forth in a subscription agreement executed at the time of issuance of the Series Z-1 Incentive Unit; and provided, further that such schedule is no less favorable to the Series Z-1 Partners than the schedule set forth in clauses (i), (ii)and (iii) above.

3.　　　Amendment to Section 5 of the Seventh Amendment. Section 5 of the Seventh Amendment is hereby amended to delete Section 5 in its entirety and to substitute the following in its place:

Admission of Series Z-1 Partners. Effective immediately prior to the effectiveness of the next succeeding sentence, the capital accounts of the Partnership shall be adjusted to reflect each Partner's share of the net fair market value of the Partnership's assets (a "book-up") by adjusting the Gross Asset Values of all Partnership assets to their respective gross fair market values and allocating the amount of such adjustment as Net Property Gain or Net Property Loss pursuant to Section 2(b) or 2(c) of Exhibit E hereof. Each person who is issued a Series Z-1 Incentive Unit shall (a) make a Capital Commitment to the Partnership in the amount of $1.00 per Unit and (b) be admitted as an Additional Limited Partner in accordance with Sections 4.3 and 4.6 of the Partnership Agreement, holding that number of Series Z-1 Incentive Units as is set forth next to his or her name on Exhibit R. It is the intention of the Partnership that only directors, officers or other employees of the General Partner shall be issued Series Z-1 Incentive Units and only such persons may become Series Z-1 Partners. At the Partnership's election, taking into account the provisions of Section 402 of the Sarbanes-Oxley Act of 2002, the Partnership may allow a Series Z-1 Partner to have a positive Series Z-1 Clawback Amount; provided, however, that prior to a Series Z-1 Partner becoming a director or executive officer of the General Partner, within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002, as amended, such Series Z-1 Partner shall pay to the Partnership the aggregate Capital Commitment for the Series Z-1 Incentive Units that have been issued to such Series Z-1 Partner. If the Partnership does not elect to allow a Series Z-1 Partner to have such a positive Series Z-1 Clawback Amount, then upon the issuance of any Series Z-1 Incentive Units to such Series Z-1 Partner, the Capital Commitment calculated on a unit-by-unit basis for such Series Z Incentive Units shall be immediately due and payable to the Partnership. Each person who is issued a Series Z-1 Incentive Unit shall become a party to the Partnership Agreement as a Limited Partner and shall be bound by all the terms, conditions and other provisions of the Partnership Agreement, as amended by this Amendment. Pursuant to Section 4.6(b) of the Partnership Agreement, the General Partner hereby consents to the admission of each Person who is issued a Series Z-1 Incentive Unit as an Additional Limited Partner of the Partnership. The admission of a Series Z-1 Partner shall become effective as of the date such Series Z-1 Partner executes a counterpart signature page to this Amendment (and such other written agreements as the General Partner may require), which shall also be the date on which the name of a Series Z-1 Partner is recorded on the books and records of the Partnership. The admission of a Series Z-1 Partner shall not require the consent or approval of any other Limited Partner.

4.   <u>Continuing Effect of Partnership Agreement</u>. Except as modified herein, the Partnership Agreement is hereby ratified and confirmed in its entirety and shall remain and continue in full force and effect, <u>provided</u>, <u>however</u>, that to the extent there shall be a conflict between the provisions of the Partnership Agreement and this Amendment, the provisions in this Amendment will prevail. All references in any document to the Partnership Agreement shall mean the Partnership Agreement, as amended hereby.

5.   <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Facsimile signatures shall be deemed effective execution of this Agreement and may be relied upon as such by the other party. In the event facsimile signatures are delivered, originals of such signatures shall be delivered to the other party within three business days after execution.

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date indicated above.

GENERAL PARTNER

ESSEX PROPERTY TRUST, INC.,
a Maryland corporation as General Partner
of Essex Portfolio, L.P. and on behalf of the
existing Limited Partners

By: _____
      Keith R. Guericke
      Chief Executive Officer & President

Exhibit E

[Exhibit E to the Eleventh Amendment is the same as Exhibit E to the Seventh Amendment]

List of Series Z-1 Unitholders

Series Z-1 Unitholder	**Number of Units**
Keith Guericke	10,607
Michael Schall	10,607
Craig Zimmerman	8,159
John Eudy	8,159
Bob Talbott	4,896
Jordan Ritter	4,896
John Burkart	4,569
Mark Mikl	4,569
Erik Alexander	16,971
Gerry Kelly	3,264
Maura Lederer	3,264
Bruce Knoblock	3,264
Bryan Meyer	3,264
Jamie Williams	9,464

Series Z-1 Target FFO amounts

The Series Z-1 Target FFO per share will be equal to the lesser of (a) 110% of the actual FFO per share in the prior year or (b) the following amounts:

2003	$4.195
2004	$4.61
2005	$5.07
2006	$5.58
2007	$6.14
2008	$6.75
2009	$7.42
2010	$8.16
2011	$8.97
2012	$9.87